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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)
                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $180,687,507                                                $36,138

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company and the associated Preferred Stock Purchase Rights at $13.00 cash per share, the number of shares outstanding as reported as of November 1, 1996 in the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 of the Subject Company and the number of options outstanding as of December 31, 1995 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 1995 of the Subject Company, less the number of shares owned by the Parent and the Purchaser.

**  1/50 of 1% of Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                        FILING PARTY:
FORM OR REGISTRATION NO.:                      DATE FILED:

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    This Tender Offer Statement on Schedule 14D-1 relates to the offer by I.H.H.
Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and
(unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, between the Company and Trust Company Bank, as Rights Agent, at a purchase price of $13 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which, together with any amendments or supplements thereto, constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Healthdyne Technologies, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, including the associated Preferred Stock Purchase Rights, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is filed by the Purchaser and the Parent. The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Purchaser, the Parent nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c)  Not applicable.

                                       2
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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger, Plans for the Company"), Section 12 ("Dividends and Distributions") and Section 13 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction and in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and Schedules I and II thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer, the Merger; Plans for the Company") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a)  None.

    (b)-(c) The information set forth in the Introduction, Section 11 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase dated January 27, 1997.

    (a)(2) Letter of Transmittal.

                                       3
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    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement dated January 27, 1997.

    (a)(8) Text of Press Release issued by the Parent on January 27, 1997.

    (b)(1) Commitment Letter dated December 30, 1996 to the Parent from NBD Bank and First Chicago Capital Markets, Inc.

    (c)    Not applicable.

    (d)    Not applicable.

    (e)    Not applicable.

    (f)    Not applicable.

    (g)(1) Complaint in INVACARE CORPORATION AND I.H.H. CORP. V. HEALTHDYNE TECHNOLOGIES, INC., ET AL., U.S. District Court for the Northern District of Georgia.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: January 27, 1997
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                                 EXHIBIT INDEX

 EXHIBIT                                                                                                       PAGE
   NO.                                               DESCRIPTION                                                NO.
---------  ------------------------------------------------------------------------------------------------  ---------

11(a)(1)   Offer to Purchase dated January 27, 1997........................................................

11(a)(2)   Letter of Transmittal...........................................................................

11(a)(3)   Notice of Guaranteed Delivery...................................................................

11(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees........................................................................................

11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees...

11(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.............................................................................

11(a)(7)   Summary Advertisement dated January 27, 1997....................................................

11(a)(8)   Text of Press Release issued by the Parent on January 27, 1997..................................

11(b)(1)   Commitment Letter dated December 30, 1996 to the Parent from NBD Bank and First Chicago Capital
           Markets, Inc....................................................................................

11(g)(1)   Complaint in INVACARE CORPORATION AND I.H.H. CORP V. HEALTHDYNE TECHNOLOGIES, INC., ET AL., U.S.
           District Court for the Northern District of Georgia.............................................